SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation / Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934

Fording Inc.

(Name of Subject Company)

Fording Inc.

(Name of Persons Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

345426 10 0

(CUSIP Number of Class of Securities)

James F. Jones	with copy to Steven Sutherland
Fording, Inc.	Sidley Austin Brown & Wood
Suite 1000, 205-9th Avenue SE	10 South Dearborn Street
Calgary, Alberta Canada T2G 0R4	Chicago, Illinois 60601
Telephone 403.260.9800	Telephone 312.853.7000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

[X]            Check the box if the filing relates solely to preliminary communication made before the commencement of a tender offer

Item 1.           Materials to be filed as Exhibits

Exhibit 99      Press Release, dated October 25, 2002 (issued after the close of the market).

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                                                                       FORDING INC.

Date: October 25, 2002                                                               By: /s/ James F. Jones
                                                                                                              James F. Jones
                                                                                                             Corporate Secretary